APELLIS PHARMACEUTICALS, INC.

6400 Westwind Way, Suite A

Crestwood, KY 40014

November 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apellis Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-220941
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Apellis Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-220941), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on November 8, 2017, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

* * * *

Very truly yours,
APELLIS PHARMACEUTICALS, INC.

By:	/s/ David Watson
Name:	David Watson
Title:	General Counsel

cc:	Cedric Francois, Apellis Pharmaceuticals, Inc.
Stuart M. Falber, Wilmer Cutler Pickering Hale and Dorr LLP
Brent B. Siler, Cooley LLP
Darren DeStefano, Cooley LLP
Divakar Gupta, Cooley LLP
Mark Ballantyne, Cooley LLP